May 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Edwin Kim – Attorney-Advisor

Re:         Cardiff International, Inc.
Preliminary Proxy Statement Filed on Schedule 14C
Filed April 10, 2012
File No. 000-49709

Dear Mr. Kim:

This letter sets forth the responses of Cardiff International, Inc. ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 19, 2012.  Each numbered paragraph below responds to the comment having the same number in the April 19 comment letter.

Responses to Comments:

1.	The company is filing herewith a preliminary proxy statement on Schedule 14A.

2.	A paragraph on the consequences to the company if the proposal is not adopted has been included in the preliminary proxy statement at page 9.

3.
The table has been corrected to give the correct total number of shares owned by officers and directors as a group.  The percentage figures have also been corrected.  Finally, a 10% stockholder, Gary Teel, has been added to the table.  He was erroneously omitted from the table included in the former Schedule 14C based on the fact that he is no longer a director or officer of the Company.  However, he is still a 10% shareholder, so he has been added to the table.

4.
The Company has done a review of the share ownership of its officers, directors and 10% shareholder (Mr. Teel) with the assistance of the Company’s stock transfer agent and the Company’s new securities counsel.  We concluded that the initial share ownership reported by Messrs. Teel and Thompson in their Forms 3 filed in 2005 was somewhat higher than their actual share ownership at the time.  So Amended Forms 3 were filed by both Mr. Teel and Mr. Thompson.  In addition, it was discovered that no Form 3 was filed by Mr. DiLeonardo when he became an officer of the Company in 2009, so he filed a Form 3.  In addition each of these gentlemen filed a Form 4 detailing subsequent changes in stock ownership.  The forms were not filed through oversight, and the Company thanks the Commission’s Staff for bringing this matter to our attention.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Daniel Thompson
Daniel Thompson
Chairman, CEO and Director